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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 000-30229
CUSIP Number: 835916107

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form N-SAR	☐	Form N-CSR

        For Period Ended: June 30, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

        For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I
REGISTRANT INFORMATION

Full name of registrant: Sonus Networks, Inc.
Former name if applicable: Not applicable.
Address of principal executive office (Street and number): 250 Apollo Drive
City, state and zip code: Chelmsford, MA 01824

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        On July 28, 2004, Sonus Networks, Inc. (the "Company") completed an extensive review of its financial statements for five years and filed Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2003, which contained restated financial results for 2001, 2002 and the nine months ended September 30, 2003. On July 28, 2004, the Company also filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. The restatement process, which included the Company's review as well as the preparation of the financial statements and filings, was an enormous undertaking that consumed significant Company resources.

        Prior to July 28, 2004, the Company had commenced the work necessary for preparing its second-quarter financial results. However, a substantial portion of the work for the second quarter could not begin until the Company finalized its financial results for 2003 and the first quarter of 2004, and the Company is unable to complete its Form 10-Q for the second quarter of 2004 by the prescribed due date without unreasonable effort or expense. The second quarter of 2004 represents the Company's initial reporting period following the conclusion of its independent audit committee investigation, its change in financial management and the initiation of many new processes and procedures for public reporting to address material weaknesses identified during the restatement process. The Company has requested that Nasdaq extend the date by which it must file the Form 10-Q for the quarter ended June 30, 2004 to August 30, 2004. The Company cannot predict the time required to complete the Form 10-Q for the second quarter, but will make every effort to do so by this date.

PART IV
OTHER INFORMATION

  (1)
  Name and telephone number of person to contact in regard to this notification: Charles J. Gray, Vice President and General Counsel, (978) 614-8505.

  (2)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒	Yes	☐	No
  (3)
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As discussed above, the Company is currently completing the review of its financial results for the second quarter of 2004. Subject to finalization of the quarterly review, the Company anticipates that the total revenues for the three and six months ended June 30, 2004 will increase significantly from the total revenues for the comparable periods of 2003 (as restated) and that the Company will report net income for the three and six months ended June 30, 2004 compared to a net loss for the comparable periods of 2003 (as restated). Because the review process is not yet complete, the Company cannot yet provide a reasonable estimate of the amount of these changes or determine the nature or extent of any other changes.

Sonus Networks, Inc.

(Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2004	By:	/s/ CHARLES J. GRAY Name: Charles J. Gray Title: Vice President and General Counsel

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PART I REGISTRANT INFORMATION
PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION